Exhibit 99.1

GFL Environmental Inc.

Unaudited Interim Condensed

Consolidated Financial Statements

For the three months ended March 31, 2021

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(In millions of dollars except per share amounts)

		Three months ended March 31,
	Notes	2021	2020
Revenue	11	$1,186.6	$931.3
Expenses
Cost of sales		1,086.7	852.3
Selling, general and administrative expenses		133.2	155.1
Interest and other finance costs	8	92.1	269.4
Deferred purchase consideration		—	1.0
Loss on sale of property and equipment		0.8	1.6
(Gain) loss on foreign exchange		(39.0)	106.0
Mark-to-market loss (gain) on Purchase Contracts		228.3	(88.4)
		1,502.1	1,297.0
Loss before income taxes		(315.5)	(365.7)
Current income tax expense		2.0	1.7
Deferred tax recovery		(91.3)	(89.4)
Income tax recovery		(89.3)	(87.7)
Net loss		(226.2)	(278.0)

Items that may be subsequently reclassified to net loss
Currency translation adjustment		(76.8)	277.8
Fair value movements on cash flow hedges, net of tax		(5.8)	14.4
Other comprehensive (loss) income		(82.6)	292.2
Total comprehensive (loss) income		$(308.8)	$14.2

Loss per share
Basic and diluted	10	$(0.66)	$(0.77)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of dollars)

	Notes	March 31, 2021	December 31, 2020
Assets
Cash		$11.1	$27.2
Trade and other receivables, net		816.1	867.3
Prepaid expenses and other assets		135.6	133.7
Current assets		962.8	1,028.2

Property and equipment, net	4	5,052.3	5,074.8
Intangible assets, net	5	2,994.5	3,093.4
Other long-term assets	6	35.8	33.2
Goodwill	5	6,463.7	6,500.4
Non-current assets		14,546.3	14,701.8
Total assets		15,509.1	15,730.0

Liabilities
Accounts payable and accrued liabilities		950.0	1,014.8
Income taxes payable		11.9	9.1
Long-term debt	7	17.0	4.6
Lease obligations		39.8	37.5
Due to related party	17	12.8	12.8
Tangible equity units	9	54.8	59.2
Landfill closure and post-closure obligations	6	61.5	55.3
Current liabilities		1,147.8	1,193.3

Long-term debt	7	6,203.6	6,161.5
Lease obligations		142.0	153.7
Other long-term liabilities		35.6	37.2
Due to related party	17	24.4	30.8
Deferred income tax liabilities		369.3	466.0
Tangible equity units	9	1,517.2	1,327.9
Landfill closure and post-closure obligations	6	677.6	680.3
Non-current liabilities		8,969.7	8,857.4
Total liabilities		10,117.5	10,050.7

Shareholders’ equity
Share capital	13	7,660.4	7,644.8
Contributed surplus	13	64.0	54.3
Deficit		(2,008.7)	(1,778.3)
Accumulated other comprehensive loss		(324.1)	(241.5)
Total shareholders’ equity		5,391.6	5,679.3
Total liabilities and shareholders’ equity		$15,509.1	$15,730.0

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of dollars except per share amounts)

						Accumulated other comprehensive income (loss)
	Notes	Share capital - # of shares(1)	Share capital	Contributed surplus	Deficit	Cash flow hedges, net of tax	Currency translation	Total	Total shareholder equity
Balance, December 31, 2019		180,794,203	$3,524.5	$16.4	$(770.3)	$27.6	$(30.4)	$(2.7)	$2,767.9
Net loss and comprehensive loss		—	—	—	(278.0)	14.4	277.8	292.2	14.2
Return of capital		—	(0.8)	—	—	—	—	—	(0.8)
Share capital issued upon acquisition of subsidiary		3,092,118	78.4	—	—	—	—	—	78.4
Share capital issued, net of cancelled shares		142,525,526	3,303.1	—	—	—	—	—	3,303.1
Share issuance costs		—	(45.5)	—	—	—	—	—	(45.5)
Share-based payments	13	—	—	15.7	—	—	—	—	15.7
Balance, March 31, 2020		326,411,847	$6,859.7	$32.1	$(1,048.3)	$42.0	$247.4	$289.5	$6,133.0

Balance, December 31, 2020		354,934,813	$7,644.8	$54.3	$(1,778.3)	$16.3	$(257.8)	$(241.5)	$5,679.3
Net loss and comprehensive loss		—	—	—	(226.2)	(5.8)	(76.8)	(82.6)	(308.8)
Dividends issued and paid		—	—	—	(4.2)	—	—	—	(4.2)
Cancelled shares		(4,069)	(0.1)	—	—	—	—	—	(0.1)
Shares issued on TEU conversion		328,951	13.7	—	—	—	—	—	13.7
Share capital issued upon acquisition of subsidiary	3	46,966	2.0	—	—	—	—	—	2.0
Share-based payments	13	—	—	9.7	—	—	—	—	9.7
Balance, March 31, 2021		355,306,661	$7,660.4	$64.0	$(2,008.7)	$10.5	$(334.6)	$(324.1)	$5,391.6

(1) Number of shares has been retrospectively adjusted for share split completed in conjunction with the pre-capital closing changes implemented as part of our IPO.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars)

		Three months ended March 31,
	Notes	2021	2020
Operating activities
Net loss		$(226.2)	$(278.0)
Adjustments for non-cash items
Depreciation of property and equipment	4	203.6	122.7
Amortization of intangible assets	5	111.0	99.1
Interest and other finance costs		92.1	269.4
Share-based payments	13	9.7	15.7
(Gain) loss on unrealized foreign exchange on long-term debt and TEUs		(38.9)	112.3
Loss on sale of property and equipment		0.8	1.6
Mark-to-market loss (gain) on Purchase Contracts		228.3	(88.4)
Mark-to-market loss on fuel hedges		—	1.2
Current income tax expense		2.0	1.7
Deferred tax recovery		(91.3)	(89.4)
Interest paid in cash, net		(42.0)	(159.7)
Income taxes paid in cash, net		(0.2)	(3.2)
Changes in non-cash working capital items	14	(34.1)	(54.0)
Landfill closure and post-closure expenditures	6	(2.1)	(1.2)
		212.7	(50.2)
Investing activities
Proceeds on disposal of assets		3.8	0.4
Purchase of property and equipment and intangible assets		(131.3)	(100.1)
Business acquisitions, net of cash acquired	3	(68.3)	(1,126.0)
		(195.8)	(1,225.7)
Financing activities
Repayment of lease obligations		(14.8)	(31.3)
Issuance of long-term debt		447.4	815.7
Repayment of long-term debt		(418.5)	(4,317.1)
Payment of contingent purchase consideration	3	(15.0)	—
Issuance of share capital, net of issuance costs		—	3,257.5
Issuance of TEUs, net of issuance costs		—	1,006.9
Repayment of Amortizing Notes		(13.5)	—
Dividends issued and paid		(4.2)	—
Return of capital		—	(0.8)
Payment of financing costs		(3.7)	(0.3)
Issuance of loan from related party		—	29.0
Repayment of loan to related party		(6.4)	—
		(28.7)	759.6

Decrease in cash		(11.8)	(516.3)
Changes due to foreign exchange revaluation of cash		(4.3)	32.9
Cash, beginning of quarter		27.2	574.8
Cash, end of quarter		$11.1	$91.4

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

1.	DESCRIPTION OF THE BUSINESS

GFL Environmental Inc. (“GFL” or the “Company”) was formed on March 5, 2020 under the laws of the Province of Ontario as a result of the amalgamation of GFL Environmental Inc. and its parent company GFL Environmental Holdings Inc. The amalgamation was accounted for as a transaction between entities under common control and the net assets are recorded at historical cost retrospectively. Upon amalgamation, GFL became the financial reporting entity. Concurrently with the amalgamation, GFL completed an initial public offering of subordinate voting shares and tangible equity units (“TEUs”) (collectively, the “IPO”). GFL’s subordinate voting shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “GFL” and the TEUs trade on the New York Stock Exchange under the symbol “GFLU”.

GFL is in the business of providing non-hazardous solid waste management, infrastructure and soil remediation services and liquid waste management services. These services are provided through GFL and its wholly owned subsidiaries and a network of facilities across Canada and the United States. GFL’s registered office is Suite 500, 100 New Park Place, Vaughan, ON, L4K 0H9.

The unaudited interim condensed consolidated financial statements (the “Interim Financial Statements”) include the accounts of GFL and its subsidiaries as of March 31, 2021.

The Board of Directors approved these Interim Financial Statements on May 5, 2021.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Interim Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, within the framework of International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Interim Financial Statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with GFL’s annual audited consolidated financial statements for the year ended December 31, 2020 (the “Annual Financial Statements”).

Basis of measurement

The Interim Financial Statements were prepared on the historical cost basis except for certain financial instruments that are measured at fair value at the end of the reporting period as detailed in the Annual Financial Statements.

Presentation and functional currency

The Interim Financial Statements are presented in Canadian dollars which is GFL’s functional currency.

Use of estimates and judgments

The preparation of the Interim Financial Statements requires management to make estimates and use judgment that affect the reported amounts of revenue, expenses, assets, liabilities and accompanying disclosures. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the Interim Financial Statements are described in the Annual Financial Statements.

Accounting policies

The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the Annual Financial Statements, except as described below.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Changes in Accounting Policies

Interest Rate Benchmark Reform - Phase 2

The IASB has published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) with amendments that address issues that might affect financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The amendments are effective for annual reporting periods beginning on or after January 1, 2021. GFL assessed the revised impact of the amendments and concluded that they had no impact on the Interim Financial Statements.

Reclassification of Prior Period Presentation

Certain operating segment and line of business information reported in prior periods has been reclassified for consistency with the current period presentation.

For the three months ended June 30, 2020, GFL reclassified certain IPO related foreign exchange balances in the statement of cash flows relating to the three months ended March 31, 2020. Cash flows used in operating activities increased and changes due to foreign exchange revaluation of cash decreased by $41.1 million, respectively.

3.	BUSINESS COMBINATIONS

For the three months ended March 31, 2021, GFL acquired four solid waste management businesses, one liquid waste management business and one infrastructure business, each of which GFL considers to be individually immaterial.

The table below presents the purchase price allocation based on the best information available to GFL to date:

Three months ended March 31, 2021
Net working capital, including cash acquired of $2.4 million	$5.5
Property and equipment, net	9.9
Right-of-use assets	1.8
Intangible assets, net
Customer lists and municipal contracts	18.3
Non-compete agreements	9.6
Other long-term assets	0.6
Goodwill	31.3
Lease obligations	(1.8)
Other long-term liabilities	(0.5)
Deferred income tax liabilities	(2.0)
Net assets acquired	$72.7

Share consideration issued	$2.0
Cash	70.7
Consideration	$72.7

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

In addition to the cash consideration noted above, during the three months ended March 31, 2021, GFL paid $15.0 million in additional consideration related to acquisitions from prior years.

As of March 31, 2021, GFL has not completed the purchase price allocation relating to certain acquisitions completed in the previous twelve months. Information to confirm the fair value of certain assets and liabilities of certain acquisitions remains outstanding. GFL expects to finalize these amounts no later than one year from the respective acquisition dates. There may be differences between these provisional estimates and the final acquisition accounting.

During the three months ended March 31, 2021, GFL finalized the purchase price allocation for the acquisitions that occurred in the three months ended March 31, 2020, and revised the purchase price allocation for certain other acquisitions completed in the twelve month period ended March 31, 2021. The net adjustments resulted in an increase in property and equipment of $17.7 million, an increase in other non-current assets of $3.1 million, an increase in landfill closure and post-closure obligations of $1.6 million, and a decrease in goodwill of $19.2 million.

Approximately $24.5 million of the goodwill acquired in 2021 is expected to be deductible for tax purposes.

Since the respective acquisition dates, revenue and net income before tax of approximately $5.1 million and $1.0 million, respectively, attributable to the 2021 acquisitions are included in the Interim Financial Statements.

Pro forma results of operations

If the 2021 acquisitions had occurred on January 1, 2021, the unaudited consolidated pro forma revenue and net loss before taxes for the three months ended March 31, 2021 would have been $1,191.7 million and $314.5 million, respectively. The pro forma results do not purport to be indicative of the results of operations which would have resulted had the acquisitions occurred at the beginning of the year, nor are they necessarily indicative of future operating results.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

4.	PROPERTY AND EQUIPMENT

The following table presents the changes in cost and accumulated depreciation of GFL’s property and equipment for the periods indicated:

	Land, building and improvements	Landfills	Vehicles	Machinery and equipment	Assets under development	Containers	Right-of-use assets	Total
Cost
Balance, December 31, 2020	$1,246.3	$1,706.1	$1,631.4	$912.7	$83.3	$406.7	$203.5	$6,190.0
Additions	13.8	8.1	64.2	29.1	13.4	13.6	58.1	200.3
Acquisitions via business combinations	0.9	—	4.9	3.0	—	1.1	1.8	11.7
Adjustments for prior year acquisitions	—	14.8	2.2	0.7	—	—	—	17.7
Disposals	(1.5)	—	(5.8)	(0.9)	—	(0.5)	—	(8.7)
Transfers	0.5	(1.4)	3.6	(2.2)	(0.7)	0.2	—	—
Changes in foreign exchange	(9.6)	(20.1)	(13.1)	(5.4)	(0.4)	(4.7)	(0.7)	(54.0)
Balance, March 31, 2021	1,250.4	1,707.5	1,687.4	937.0	95.6	416.4	262.7	6,357.0
Accumulated depreciation
Balance, December 31, 2020	58.0	265.7	411.8	226.9	—	98.6	54.2	1,115.2
Depreciation	12.5	48.9	72.2	41.0	—	19.0	10.0	203.6
Disposals	(0.2)	—	(2.9)	(0.2)	—	(0.4)	—	(3.7)
Changes in foreign exchange	(0.4)	(4.1)	(3.4)	(1.1)	—	(1.1)	(0.3)	(10.4)
Balance, March 31, 2021	69.9	310.5	477.7	266.6	—	116.1	63.9	1,304.7
Carrying amounts
At December 31, 2020	$1,188.3	$1,440.4	$1,219.6	$685.8	$83.3	$308.1	$149.3	$5,074.8
At March 31, 2021	$1,180.5	$1,397.0	$1,209.7	$670.4	$95.6	$300.3	$198.8	$5,052.3

During the three months ended March 31, 2021, GFL finalized and revised the preliminary purchase price allocation for certain acquisitions which resulted in an increase in property and equipment of $17.7 million.

For the three months ended March 31, 2021, total depreciation of property and equipment was $203.6 million ($122.7 million for the three months ended March 31, 2020). Of that amount, $196.0 million was included in cost of sales ($116.8 million for the three months ended March 31, 2020) and $7.6 million was included in selling, general and administrative expenses ($5.9 million for the three months ended March 31, 2020).

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

5.	GOODWILL AND INTANGIBLE ASSETS

The following table presents the changes in cost and accumulated amortization of GFL’s goodwill and intangible assets for the periods indicated:

	Goodwill	Indefinite life C of A	Customer lists and municipal contracts	Trade name, definite life C of A and other licenses	Non- compete agreements	Total
Cost
Balance, December 31, 2020	$6,500.4	$641.4	$2,844.6	$81.8	$397.5	$10,465.7
Acquisitions via business combinations	31.3	—	18.3	—	9.6	59.2
Adjustments for prior year acquisitions	(19.2)	—	—	—	—	(19.2)
Changes in foreign exchange	(48.8)	(0.6)	(15.4)	(1.0)	(3.3)	(69.1)
Balance, March 31, 2021	6,463.7	640.8	2,847.5	80.8	403.8	10,436.6
Accumulated amortization
Balance, December 31, 2020	—	—	738.0	12.9	121.0	871.9
Amortization	—	—	88.7	2.0	20.3	111.0
Changes in foreign exchange	—	—	(3.5)	(0.2)	(0.8)	(4.5)
Balance, March 31, 2021	—	—	823.2	14.7	140.5	978.4
Carrying amounts
At December 31, 2020	$6,500.4	$641.4	$2,106.6	$68.9	$276.5	$9,593.8
At March 31, 2021	$6,463.7	$640.8	$2,024.3	$66.1	$263.3	$9,458.2

All intangible asset amortization expense is included in cost of sales.

During the three months ended March 31, 2021, GFL finalized and revised the preliminary purchase price allocation for certain acquisitions which resulted in a decrease in goodwill of $19.2 million.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

6.	LANDFILL CLOSURE AND POST-CLOSURE OBLIGATIONS

The following table presents GFL’s landfill closure and post-closure obligations for the periods indicated:

Balance, December 31, 2020	$735.6
Adjustment related to prior year acquisitions (Note 3)	1.6
Provisions	7.8
Accretion	4.4
Expenditures	(2.1)
Changes in foreign exchange	(8.2)
Balance, March 31, 2021	739.1
Less: Current portion of landfill closure and post-closure obligations	(61.5)
Non-current portion of landfill closure and post-closure obligations	$677.6

The maturation of GFL’s landfill closure and post-closure obligations has not materially changed since December 31, 2020.

Funded landfill post-closure assets

GFL is required to deposit funds into trusts to settle post closure costs for landfills in certain jurisdictions. As at March 31, 2021, included in other long-term assets are funded landfill post closure obligations, representing the fair value of legally restricted assets, totaling $22.1 million ($19.3 million as at December 31, 2020).

7.	LONG-TERM DEBT

The following table presents GFL’s long-term debt for the periods indicated:

	March 31, 2021	December 31, 2020
Revolving credit facility	$243.9	$148.8
Term loan facility	1,646.9	1,671.6
Notes
4.250% USD senior secured notes (“4.250% 2025 Secured Notes”)(1)	628.8	636.6
3.750% USD senior secured notes (“3.750% 2025 Secured Notes”)(2)	943.1	954.9
5.125% USD senior secured notes (“5.125% 2026 Secured Notes”)(3)	628.8	636.6
8.500% USD senior unsecured notes, (“8.500% 2027 Notes”)(4)	452.7	458.4
4.000% senior unsecured notes, (“4.000% 2028 Notes”)(5)	628.8	636.6
3.500% USD senior secured notes (“3.500% 2028 Secured Notes”)(6)	943.1	954.9
Equipment loans and others at interest rates ranging from 3.02% to 4.37%	5.0	9.2
Subtotal	6,121.1	6,107.6
Fair value adjustment and premium on notes	(5.1)	(5.4)
Net derivative instruments on notes	163.9	122.3
Deferred finance costs	(59.3)	(58.4)
Total long-term debt	6,220.6	6,166.1
Less: Current portion of long-term debt	(17.0)	(4.6)
Total non-current long-term debt of long term-debt	$6,203.6	$6,161.5

(1) The 4.250% 2025 Secured Notes bear interest semi-annually which commenced December 1, 2020 with the principal maturing on June 1, 2025.

(2) The 3.750% 2025 Secured Notes bear interest semi-annually which commenced February 1, 2021 with the principal maturing on August 1, 2025.

(3) The 5.125% 2026 Secured Notes bear interest semi-annually which commenced on December 15, 2019 with principal maturing on December 15, 2026.

(4) The 8.500% 2027 Notes bear interest semi-annually which commenced on May 1, 2019 with principal maturing on May 1, 2027.

(5) The 4.000% 2028 Notes bear interest semi-annually which commenced February 1, 2021 with principal maturing on August 1, 2028.

(6) The 3.500% 2028 Secured Notes bear interest semi-annually commencing September 1, 2021 with principal maturing on September 1, 2028.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

GFL has a Term Loan facility totaling US$1,309.7 million, which matures on May 31, 2025 and bears interest at a rate of LIBOR (with a floor rate at 0.500%) plus 3.000% or US prime plus 2.000%.

Under our Sixth Amended and Restated Credit Agreement, dated November 24, 2020 (the “Revolving Credit Agreement”), we have access to (i) a $628.0 million revolving credit facility (available in Canadian and US dollars), and (ii) an aggregate US$40.0 million in revolving credit facilities (available in US dollars) (collectively, the “Revolving Credit Facility”) as well as a $120.0 million letter of credit facility (available in Canadian and US dollars). As at March 31, 2021, we had $243.9 million drawn under the Revolving Credit Facility ($148.8 million as at December 31, 2020).

Our Revolving Credit Facility contains a financial maintenance covenant. The covenant (which applies only when the Revolving Credit Facility is drawn at or above 35% of the Revolving Credit Facility limit) is a ratio of Total Net Funded Debt to Adjusted EBITDA (each as defined in the Revolving Credit Agreement) equal to or less than 8.00 to 1.00. As at March 31, 2021 and December 31, 2020, we were in compliance with this covenant.

The Revolving Credit Facility matures on November 24, 2024. We have no other material long-term debt maturities until May 31, 2025.

8.	INTEREST AND OTHER FINANCE COSTS

The following table presents GFL’s interest and other finance costs for the periods indicated:

	March 31, 2021	March 31, 2020
Interest	$77.1	$112.2
Loss on extinguishment of debt	—	133.2
Amortization of deferred finance costs	3.4	19.7
Accretion of landfill closure and post-closure obligations	4.4	1.6
Other finance costs	7.2	2.7
Interest and other finance costs	$92.1	$269.4

9.	TANGIBLE EQUITY UNITS

Each TEU has a stated amount of US$50.00, is comprised of a prepaid stock purchase contract (“Purchase Contract(s)”) and a senior amortizing note (“Amortizing Note(s)”) due March 15, 2023, both of which are freestanding instruments and separate units of account.

The following table presents the respective components of the TEUs for the periods indicated:

	March 31, 2021	December 31, 2020
Amortizing Notes	$108.4	$123.4
Purchase Contracts	1,463.6	1,263.7
	1,572.0	1,387.1
Less: Current portion of Amortizing Notes	(54.8)	(59.2)
Non-current portion of Amortizing Notes and Purchase Contracts	$1,517.2	$1,327.9

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

10.	LOSS PER SHARE

The following table presents GFL’s loss per share for the periods indicated:

	Three months ended March 31,
	2021	2020
Net loss	$(226.2)	$(278.0)
Less amounts attributable to preferred shareholders	13.3	—
Adjusted net loss	$(239.5)	$(278.0)
Weighted and diluted weighted average number of shares outstanding(1)	360,377,813	360,412,254
Basic and diluted loss per share	$(0.66)	$(0.77)

(1)	Weighted and diluted weighted average number of shares outstanding includes 33,662,500 subordinate voting shares, representing the minimum conversion of the TEUs as at March 31, 2021, and 33,991,500 subordinate voting shares, representing the minimum conversion of TEUs as at March 31, 2020.

Diluted loss per share includes the minimum conversion of TEUs into subordinate voting shares. Diluted loss per share excludes the effects of time-based share options, RSUs (defined below), Preferred Shares (defined below), and any amount of subordinate voting shares arising from the conversion of TEUs in excess of the minimum conversion, as the effect would be anti-dilutive.

11.	REVENUE

The following table presents GFL’s revenue disaggregated by service type for the periods indicated:

	Three months ended March 31,
	2021	2020(1)
Residential	$287.7	$238.8
Commercial/industrial	424.0	307.2
Total collection	711.7	546.0
Landfill	139.9	62.8
Transfer	130.1	88.4
Material recovery	80.7	46.3
Other	55.0	52.9
Solid waste	1,117.4	796.4
Infrastructure and soil remediation	111.6	132.2
Liquid waste	104.4	105.0
Intercompany revenue	(146.8)	(102.3)
Revenue	$1,186.6	$931.3

(1) Includes reclassification of $0.3 million from Other into Liquid waste and $0.4 million from Other into Infrastructure and soil remediation.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

12.	OPERATING SEGMENT REPORTING

The following tables present GFL’s revenue and Adjusted EBITDA by operating segment for the periods indicated. Gross revenue is calculated based on revenue before intercompany revenue eliminations.

	Three months ended March 31, 2021
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Solid waste
Canada	$345.2	$(42.9)	$302.3	$83.0
USA	772.2	(89.8)	682.4	222.2
Solid waste	1,117.4	(132.7)	984.7	305.2
Infrastructure and soil remediation	111.6	(3.2)	108.4	14.0
Liquid waste	104.4	(10.9)	93.5	17.1
Corporate	—	—	—	(29.7)
	$1,333.4	$(146.8)	$1,186.6	$306.6

	Three months ended March 31, 2020
	Gross Revenue	Intercompany Revenue	Revenue(1)	Adjusted EBITDA(2)
Solid waste
Canada	$313.5	$(40.7)	$272.8	$65.9
USA	482.9	(48.0)	434.9	134.9
Solid waste	796.4	(88.7)	707.7	200.8
Infrastructure and soil remediation	132.2	(1.5)	130.7	21.5
Liquid waste	105.0	(12.1)	92.9	16.9
Corporate	—	—	—	(16.4)
	$1,033.6	$(102.3)	$931.3	$222.8

(1) Includes reclassification of $0.3 million from Solid waste - Canada into Liquid waste.

(2) Includes reclassification of $0.1 million from Solid waste - Canada into Liquid waste and $0.9 million from Solid waste - USA into Corporate.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The following table presents GFL’s reconciliation of Adjusted EBITDA to net loss for the periods indicated:

	Three months ended March 31,
	2021	2020
Total segment Adjusted EBITDA	$306.6	$222.8
Less:
Depreciation of property and equipment	203.6	122.7
Amortization of intangible assets	111.0	99.1
Interest and other finance costs	92.1	269.4
(Gain) loss on foreign exchange	(39.0)	106.0
Loss on sale of property and equipment	0.8	1.6
Mark-to-market loss on fuel hedges	—	1.2
Mark-to-market loss (gain) on Purchase Contracts	228.3	(88.4)
Share-based payments	9.7	15.7
Transaction costs	12.1	11.2
IPO transaction costs	—	41.3
Acquisition, rebranding and other integration costs	3.5	7.7
Deferred purchase consideration	—	1.0
Income tax recovery	(89.3)	(87.7)
Net loss	$(226.2)	$(278.0)

Goodwill and indefinite life intangible assets by operating segment

The carrying amount of goodwill and indefinite life intangible assets allocated to the operating segments for impairment testing purposes is as follows:

	March 31, 2021	December 31, 2020
Solid waste
Canada	$1,734.5	$1,734.4
USA	4,696.7	4,738.0
Infrastructure and soil remediation	243.9	240.0
Liquid waste	429.4	429.4
	$7,104.5	$7,141.8

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

13.	SHAREHOLDERS' EQUITY

a)       Authorized capital

GFL’s authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares, (iii) an unlimited number of preferred shares, issuable in series and (iv) 28,571,428 Series A perpetual convertible preferred shares (the “Preferred Shares”).

Share issuances and cancellations

The following table presents GFL’s share capital for the periods indicated:

	Subordinate voting shares	Multiple voting shares	Preferred Shares	Total
Balance, December 31, 2020	314,300,421	12,062,964	28,571,428	354,934,813
Issued as partial consideration for acquisitions	46,966	—	—	46,966
Converted from TEUs	328,951	—	—	328,951
Cancelled during the period	(4,069)	—	—	(4,069)
Balance, March 31, 2021	314,672,269	12,062,964	28,571,428	355,306,661

Contributed surplus

The following table presents GFL’s contributed surplus for the periods indicated:

Balance, December 31, 2020	$54.3
Share-based payments	9.7
Balance, March 31, 2021	$64.0

b)       Share options, performance share units, restricted share units (“RSUs”), and deferred share units (“DSUs”)

Options

For the three months ended March 31, 2021, there were no options granted, exercised or cancelled.

For the three months ended March 31, 2021, the total compensation expense related to share options amounted to $3.7 million ($15.7 million for the three months ended March 31, 2020).

RSUs and DSUs

For the three months ended March 31, 2021, 75,887 RSUs were granted to eligible participants under GFL’s omnibus long-term incentive plan (“LTIP”). None of the RSUs granted have vested.

The fair value of the RSUs granted for the three months ended March 31, 2021 was based on the closing price of the subordinate voting shares on the day prior to the grant date. For the three months ended March 31, 2021, the total compensation expense related to RSUs amounted to $5.8 million ($nil for the three months ended March 31, 2020).

For the three months ended March 31, 2021, 5,424 DSUs were granted to non-employee directors for compensation under the director deferred share unit plan (“DSU Plan”). For the three months ended March 31, 2021, the total compensation expense related to DSUs amounted to $0.2 million ($nil for the three months ended March 31, 2020).

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The following table presents GFL’s summary of the status of RSUs and DSUs granted under the LTIP and DSU Plan:

	March 31, 2021
	RSUs	Grant date fair value (US$)	DSUs	Grant date fair value (US$)
Outstanding, December 31, 2020	1,522,659	$19.95	18,248	$19.92
Granted	75,887	32.29	5,424	29.18
Outstanding, March 31, 2021	1,598,546	$20.54	23,672	$22.04
Expected to vest	1,556,270	$20.54	23,672	$22.04

For the three months ended March 31, 2021, there were no RSUs or DSUs exercised, expired, forfeited, or cancelled.

14.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents net change in non-cash working capital for the periods indicated:

	Three months ended March 31,
	2021	2020
Effects of changes in
Accounts payable and accrued liabilities	$(92.6)	$(11.6)
Trade and other receivables, net	60.9	(22.8)
Prepaid expenses and other assets	(2.4)	(19.6)
	$(34.1)	$(54.0)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

GFL’s financial instruments consist of cash and cash equivalent, trade accounts receivable, trade accounts payable, long-term debt, and TEUs.

Fair value measurement

The carrying value of GFL’s financial assets are equal to their fair values. The carrying value of GFL’s financial liabilities approximate their fair values with the exception of GFL’s outstanding USD secured and unsecured notes (“Notes”). The following tables present the fair value hierarchy for the Notes for the periods indicated:

	March 31, 2021
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$4,220.2	$4,292.8	$—	$4,292.8	$—

	December 31, 2020
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$4,272.6	$4,454.3	$—	$4,454.3	$—

GFL uses a discounted cash flow model incorporating observable market data, such as foreign currency forward rates, to estimate the fair value of its Notes. Certain leases, equipment loans and other, and amounts due to related parties, do not bear interest or bear interest at an amount that is not stated at fair value.

Risk management

There are no changes in the risk management policies as disclosed in the Annual Financial Statements.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

16.	COMMITMENTS

a) Letters of credit

We had letters of credit totaling approximately $134.5 million outstanding as of March 31, 2021 ($133.8 million as of December 31, 2020), which are not recognized in the Interim Financial Statements.

b) Performance bonds

As of March 31, 2021, we had issued performance bonds totaling $1,659.2 million ($1,697.4 million as at December 31, 2020), of which approximately $108.5 million ($108.5 million as of December 31, 2020) is secured by a charge on the assets of certain subsidiaries.

17.	RELATED PARTY TRANSACTIONS

After the payment of the semi-annual instalment of $3.5 million for the three months ended March 31, 2021, the remaining principal outstanding on the note payable to Josaud Holdings Inc. (an affiliate of Patrick Dovigi) was $14.0 million ($17.5 million as at December 31, 2020).

After the payment of the semi-annual instalment of $2.9 million for the three months ended March 31, 2021, the remaining principal outstanding on the note payable to Sejosa Holdings Inc. (an affiliate of Patrick Dovigi) was $23.2 million ($26.1 million as at December 31, 2020).

For the three months ended March 31, 2021, GFL paid $0.8 million ($0.5 million for the three months ended March 31, 2020) in aggregate lease payments to related parties.

18.	SUBSEQUENT EVENTS

On April 4, 2021, GFL announced an increase in the regular quarterly cash dividend which increased from US$0.01 per share to US$0.011 per share and was paid on April 30, 2021 to shareholders of record at the close of business on April 19, 2021.

Subsequent to March 31, 2021, GFL issued a total of 1,063,606 subordinate voting shares on conversion of 485,000 TEUs.